Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

For Immediate Release

Press Release

4 August 2006

TSAKOS ENERGY NAVIGATION REPORTS

SECOND QUARTER AND FIRST HALF 2006 RESULTS

Net income derived from operations at record levels

SECOND QUARTER 2006 HIGHLIGHTS

•	Net revenue less voyage expenses of $ 80.26 million versus $ 53.77 million in 2Q 2005

•	Net income derived from operations rose 48.4%

•	Net income of $ 33.03 million (EPS 1.73) versus $ 41.90 million (EPS 2.09) in 2Q 2005

•	Fleet utilization of 96.8% versus 94.6% in 2Q 2005

•	TCE (Time charter equivalent) of $ 28,557 per day per ship as compared with $ 25,116 in 2Q 2005

•	Delivery and charter of nine product carriers of which eight are ice-class

•	Semi-annual dividend of $ 1.10 per share paid April 2006

FIRST HALF 2006 HIGHLIGHTS

•	Net revenue less voyage expenses of $ 155.88 million versus $ 120.52 million in 2Q 2005

•	Net income derived from operations rose 31.4%

•	Net income of $74.80 million (EPS 3.92) versus $ 81.75 million (EPS 4.06) in the 2005 period

•	Fleet utilization of 97.9% versus 95.3%

•	TCE of $ 30,603 per ship per day versus $ 27,883

•	Acquisition of 18 vessels and new building contracts

•	Delivery and charter of twelve vessels of which ten are ice-class

•	Continuation of share repurchase program retiring 1,147,990 or 5.69% of shares during 2005 and 2006

Athens, Greece – August 4, 2006 – Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) reported results (unaudited) for the second quarter and first half of 2006.

Revenues, net of voyage expenses and commissions, were $ 80.26 million in the second quarter of 2006 up from $ 53.77 million in the 2005 period. TEN deployed 33.9 vessels versus 26.5 vessels in the year earlier quarter. Fleet utilization was high at 96.8% as compared with 94.6% in the second quarter of 2005. The per day, per ship TCE rose to $ 28,557 from $ 25,116. Vessel operating costs were $ 6,659 per ship, per day, up from $ 6,205 reflecting higher maintenance expenses, crew costs, insurance premiums, lubricant prices and the impact of renewed dollar weakness.

Depreciation and dry-docking amortization costs rose to $ 16.14 million from $ 9.89 million with the fleet at 37 vessels at June 30, 2006 as compared with 26 vessels a year earlier. Management fees reflected the increased number of ships while overheads rose as a result of professional fees.

Interest and finance costs net of interest income rose sharply as a result of higher interest rates and the additional borrowings related to the expansion of the fleet. However, the impact was muted by the benefits of interest rate swaps and capitalized interest. There were no vessel sales in the second quarter of 2006; whereas, the like period of 2005 benefited from capital gains of $ 19.64 million.

Net income in the 2006 period was $33.03 million versus $ 41.90 million in the second quarter of 2005. Basic earnings per share were $1.73 versus $ 2.09 in the 2005 quarter, which was enhanced by capital gains of $ 0.98 per share.

FIRST HALF HIGHLIGHTS

Revenues, net of voyage expenses and commissions, were $ 155.88 million in the first six months of 2006 up from $ 120.52 million in the 2005 period. TEN operated 30.5 ships as compared with 26.6 a year earlier. TCE per ship, per day rose to $ 30,603 from $ 27,883 while operating expense on that basis were $ 6,777 versus $ 6,430. Management fees tracked fleet expansion while overhead costs rose modestly.

Interest and finance costs, net of interest income, rose from the impact of rising interest rates and borrowings to fund fleet expansion. However, the benefits of higher interest income, interest capitalization, and interest rate swaps reduced the impact. Likewise depreciation increased to $ 25.47 million from $ 17.43 million as a result of fleet expansion.

Net income in the first half of 2005 was enhanced by capital gains of $ 24.84 million to reach $ 81.75 million; whereas, net income in the 2006 period was $ 74.80 million without the benefit of capital gains from vessel sales. On a per share basis, the first half of 2006 produced basic earnings of $ 3.92, while the first six months of 2005 had basic earnings of $ 4.06 including $ 1.23 in capital gains.

SUBSEQUENT HIGHLIGHTS

Eleven of the thirteen vessels (including new building contracts) acquired in two fleet purchases earlier this year are now employed with attractive long-term charters.

TEN has formed a four vessel joint venture with Flota Petrolera Ecuaorian (FLOPEC), initially comprising of two vessels. A third vessel has been sold to FLOPEC. In addition, FLOPEC has chartered a fourth vessel from TEN for long period employment. As a result, capital gains of $ 49 million will be recognized in the third quarter of 2006.

“The first seven months of 2006 have been the most active and dynamic in the company’s history. The strong foundations of a solid balance sheet, a proven business model, rich and deep client relationships, and supportive banks has provided the basis and wherewithal to simultaneously proceed with a major new buildings initiative and acquire two established fleets” observed D. John Stavropoulos, Chairman of the Board. “This has been achieved without distracting from the day to day challenges of operating a safe, reliable, and cost efficient transport service.”

Mr. Stavropoulos, further noted, “the financial results of the first half were most commendable. More importantly, the various initiatives in recent months have positioned TEN to generate increasingly visible cash flows and earnings thereby adding to shareholder value.”

FLEET STRATEGY

The objective of building a young and growing fleet has been significantly accelerated with the purchase of two fleets earlier this year. The resulting fleet includes 36 vessels in operation of which two are jointly owned with Flopec and 14 new building contracts for delivery in 2006, 2007 and 2008. The make-up of the fleet is very evenly balanced between crude oil transporters (24) and product carriers (25) complemented by one LNG tanker.

Mr. Nicholas P. Tsakos President and CEO of TEN stated. “Our new building program combined with the purchase of two fleets fulfilled important aspects of our basic growth strategy. The broad diversification of our vessel types gives us the ability to service the breadth of our customers sea transportation needs. The strong position in ice-class capability gives an edge in serving this rapidly growing market with particular emphasis on the dynamic petroleum products segment. Expansion in scale is also helping to combat the pressures of rising costs of operation and overhead expenses. In the meantime, the strong sale and purchase market will allow us to profitably dispose of our older tonnage.”

He added, “our focus is to deploy our fleet with a balanced employment strategy assuring steady cash flow and the capability to enjoy the benefits of strong markets when they develop. During the past few months our clients have shown a keen interest in longer-term employment opportunities. This fits well with our objectives. As a result, all eleven of the thirteen vessels delivered this year as part of the acquisition of two fleets plus two other new deliveries are now under contract for periods ranging from two to five years. Some are at fixed rates while the majority are at fixed minimum rates that more than cover our breakeven costs plus profit sharing in the upside. The overall breakdown of our 50 vessels fleet includes: 8 ships at fixed rates, 16 vessels at minimum with profit sharing, 3 at floating rates, 5 committed to pools, 7 in the spot market, and 11 new buildings unfixed. This key element of our business plan and corporate strategy has served us well since our inception in late 1993 and has provided the fundamental basis for our unbroken record of profitability in our highly seasonal and cyclical industry.”

The following table presents the 14 new building vessels on order:

VESSEL	HULL No.	DWT	Expected Delivery	Ice Class/Design
1. M/T Promitheas	1651	116,000	August 2006	1A Ice Class
2. M/T Propontis	1652	116,000	October 2006	1A Ice Class
3. M/T Arion	S-0346	36,660	October 2006	1A Ice Class
4. M/T Andromeda	S-0347	36,660	March 2007	1A Ice Class
5. M/T Aegeas	S-0348	36,660	May 2007	1A Ice Class
6. M/T Artic	S-1708	162,400	February 2007	1A Ice Class
7. M/T Antarctic	S-1709	162,400	April 2007	1A Ice Class
8. M/T Byzantion	S-0406	37,340	May 2007	1B Ice Class
9. M/T Bosporos	S-0407	37,340	September 2007	1B Ice Class
10. M/T TBN	S-1328	105,000	March 2007	DNA design
11. M/T TBN	S-1334	105,000	June 2007	DNA design
12. M/T TBN	S-1342	105,000	November 2008	DNA design
13. M/T TBN	S-1344	105,000	November 2008	DNA design
14. LNG - M/T TBN	S-1754	150,000 cm3	January 2007	Membrane

Assuming no interim retirements of vessels the following outlines the composition of TEN’s fleet after delivery of the orders cited above and the sale of Aztec:

TYPE	DOUBLE HULL	DOUBLE-SINGLE HULL	SINGLE HULL	TOTAL
VLCC	3			3
Suezmax	10			10
Aframax	13		1	14
Panamax	6			6
Handymax	6			6
Handysize	8	2		10
LNG	1			1
Total:	47	2	1	50

TANKER INDUSTRY

High prices for oil have at the margin moderated demand. Nevertheless, need and consumption continues to grow. Worldwide oil demand grew 4.0% in 2004 and 1.3% in 2005, with forecasted increases of 1.5% to 1.6% this year, reflecting acceleration in demand in the fourth quarter of 2006. Preliminary indications point toward growth of 1.8% in 2007. The prospective drivers of demand are China, India, Pacific Rim countries and North America. The critical aspect of this forecast is that the high demand countries are all importers and distant from the sources of production. An added feature is the limited capacity for refining oil and the increasing phenomena of re-exports of refined products in order to reach the end-use consumer. These have been and will continue to be powerful forces in driving the growth of needs for sea transportation capacity.

Meantime, the tanker industry continues to add significant capacity. One aspect has been the very low rate of scrappage, which has been postponed, by the relatively high, prevailing charter rates. Nevertheless, mandated retirements on or before 2010 will moderate expansion as will the somewhat limited shipyard availability. We believe the balance of 2006 should witness acceptable fleet utilization and charter rates. We continue to expect that the tanker industry will record a fourth consecutive year of general prosperity, but somewhat muted compared with 2004/2005.

OUTLOOK FOR TEN

TEN’s momentum since 2003 was sustained in the first half of 2006. Charter rates began their usual seasonal decent late in the first quarter and continued in the forepart of the second quarter. However, the recovery since then has come much earlier and stronger than in prior years. There are many and varied explanations for this development, but suffice to say it is most welcome. The observations of our CEO, Mr. Tsakos, outline the recent developments, which have significantly enhanced cash flow and earnings visibility.

Prospective basic earnings from operations combined with capital gains to be realized in the second half give us confidence that 2006 will be an outstanding year for TEN.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma operational fleet consists of 50 vessels of 5.2 million dwt, 36 of which are operational today. Additionally, its newbuilding program has 14 vessels including two LR Aframax product carriers, four Aframax crude transporters, two Suezmaxes, five Handysize product carriers, and one LNG representing 1.2 million dwt.

The strategy of a balanced diverse fleet is reflected in 24 crude transporters ranging from VLCCs to Aframaxes and 25 product carriers ranging from Handysize to Aframaxes; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 3010 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Vice President

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

tom@cjpcom.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
STATEMENT OF INCOME DATA
Voyage revenues	$105,025	$65,455	$200,896	$142,329

Commissions	4,044	2,533	7,600	5,684
Voyage expenses	20,720	9,151	37,421	16,130
Charter hire expense	6,104	6,080	12,162	12,115
Vessel operating expenses	18,167	12,714	32,623	26,440
Depreciation	14,798	8,866	25,474	17,426
Amortization of deferred drydocking costs	1,340	1,027	2,765	2,756
Management fees	1,772	1,383	3,181	2,778
General & Administrative expenses	980	890	1,455	1,389
Foreign currency losses/(gains)	80	(101)	74	(72)
Amortization of deferred gain on sale of vessels	(792)	(792)	(1,584)	(1,584)
Gain on sale of vessels, net	0	(8,820)	0	(14,023)

Total expenses	67,213	32,931	121,171	69,039

Operating income	37,812	32,524	79,725	73,290
Gain on sale of non-operating vessels, net	0	10,818	0	10,818
Interest and finance costs, net	(5,705)	(2,862)	(9,317)	(4,448)
Interest income	94	1,196	2,869	1,883
Other income/(expense)	824	221	1,522	205

Net income	$33,025	$41,896	$74,799	$81,748

Earnings per share, basic	$1.73	$2.09	$3.92	$4.06
Earnings per share, diluted	$1.73	$2.09	$3.92	$4.06
Weighted average number of shares outstanding
Basic	19,063,315	20,046,517	19,082,672	20,110,217
Diluted	19,071,712	20,063,877	19,091,243	20,128,025

	June 30 2006	December 31 2005	June 30 2005
BALANCE SHEET DATA
Cash and cash equivalents	81,438	145,769	133,262

Current assets, including cash	142,599	191,734	167,013
Investments	21,586	21,881	25,053
Advances for vessels	279,112	150,428	131,911
Vessels at cost	1,551,089	882,210	874,267
Accumulated Depreciation	(196,322)	(170,848)	(164,457)
Vessels’ Net Book Value	1,354,767	711,362	709,810
Deferred charges	13,411	13,769	14,297

Total assets	$1,811,475	$1,089,174	$1,048,084

Current portion of long-term debt	18,186	51,496	42,782

Current liabilities, including current portion of long-term debt	83,050	91,518	88,996
Long-term debt, net of current portion	1,066,181	382,023	379,404
Deferred income, net of current portion	6,864	8,447	10,450
Total stockholders’ equity	655,380	607,186	569,234

Total liabilities and stockholders’ equity	$1,811,475	$1,089,174	$1,048,084

		Three months ended June 30		Six months ended June 30
		2006	2005	2006	2005
OTHER FINANCIAL DATA
Net cash from operating activities		$56,446	$33,667	$101,813	$80,568
Net cash used in investing activities		$(519,866)	$(54,497)	$(786,452)	$(87,938)
Net cash from financing activities		$468,287	$9,584	$620,308	$23,710

TCE per ship per day		$28,557	$25,116	$30,603	$27,883

Operating expenses per ship per day		$6,659	$6,205	$6,777	$6,430
Vessel overhead costs per ship per day		$893	$944	$840	$865

		7,552	7,149	7,617	7,295

FLEET DATA

Average number of vessels during period		33.9	26.5	30.5	26.6
Number of vessels at end of period		37.0	26.0	37.0	26.0
Average age of fleet at end of period	Years	6.0	6.6	6.0	6.6
Dwt at end of period (in thousands)		4,057.9	2,884.6	4,057.9	2,884.6

Time charter employment - fixed rate	Days	581	932	1,275	1,989
Time charter employment - variable rate	Days	750	455	1,166	899
Period employment (pool and coa) at market rates	Days	863	539	1,574	1,044
Spot voyage employment at market rates	Days	790	352	1,386	659

Total operating days		2,984	2,278	5,401	4,591
Total available days		3,082	2,407	5,519	4,817
Utilization		96.8%	94.6%	97.9%	95.3%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.